Curaleaf Holdings, Inc. Investor Relations Curaleaf Announces Date of Annual and Special Shareholders Meeting STAMFORD, Conn., April 30, 2026 /PRNewswire/ -- Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announces that the Annual and Special Meeting of its shareholders (the "Meeting") will be held on Monday, June 22, 2026, at 9:00 a.m. (Eastern time) in a virtual format. At the Meeting, shareholders will be asked: to approve the election as directors of the Company for the forthcoming year of the nominees proposed for election by the Company that will be listed in the management information circular to be mailed in connection with the Meeting; to approve the appointment of the auditors of the Company and to authorize the board of directors of the Company (the "Board") to fix the auditors' remuneration and the terms of their engagement; to pass an ordinary resolution to approve the continued ability of the Company to issue awards under the Company's 2018 Stock and Incentive Plan, as amended (the "LTIP"), including the unallocated awards thereunder; to pass a special resolution to approve an amendment to the Company's multiple voting shares, or MVS (controlled by its CEO and Chairman, Boris Jordan) to eliminate MVS sunset within one year after a U.S. stock exchange listing of its subordinate voting shares, while retaining the other existing MVS sunsets (the "Proposed Amendment"); to pass an ordinary resolution to approve the exchange of outstanding stock options having an exercise price or subject to performance vesting conditions tied to a trading price per share equal to or exceeding US$5.00 for new restricted share units issued under the LTIP (the "Option/RSU Exchange") and the participation of certain insiders of the Company in such Option/RSU Exchange; and to pass a special resolution to approve the previously announced plan of arrangement (the "Arrangement") to continue the Company from British Columbia to Delaware, as more particularly described in the press release of the Company dated January 7, 2026. The Board (other than Mr. Boris Jordan in respect of the Proposed Amendment) recommends that shareholders of the Company vote in favour of each of the above-described matters at the Meeting. Management Information Circular Details regarding the Meeting, the Proposed Amendment, the Option/RSU Exchange, the Arrangement, as well as the other matters to be considered by the shareholders of the Company at the Meeting, will be set out in a management information circular to be mailed in connection with the Meeting, which will be filed under the Company's profile on SEDAR+ at www.sedarplus.ca and under the Company's profile on EDGAR at sec.gov on or about May 12, 2026. Shareholders are encouraged to read the management information circular in its entirety and other relevant materials when they become available. Shareholders of the Company as at the close of business on Tuesday, May 5, 2026, will be entitled to receive notice of, and to vote at, the Meeting. Notice-and-Access The Company has decided to use the notice-and-access method to deliver the management information circular and other meeting materials for the Meeting (the "Meeting Materials") to both non-registered holders and registered shareholders. The notice-and-access mechanism allows the Company to deliver the Meeting Materials over the Internet in accordance with the notice-and-access rules adopted by the Canadian Securities Administrators under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, registered shareholders will receive a form of proxy and non-registered holders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, shareholders will receive a notification with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the printing and mailing costs of the Meeting Materials. Shareholders are reminded to review carefully the Meeting Materials prior to voting. About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Dark Heart, and Anthem provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. Forward Looking Statements This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the Meeting and the approval of the matters to be considered and voted on at the Meeting, including the election of the directors, the appointment of the auditors, the renewal of the LTIP, the Proposed Amendment, the Option/RSU Exchange and the Arrangement. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on February 26, 2026, which is available under the Company's SEDAR+ profile at www.sedarplus.ca, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release. Investor Contact: Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact: MATTIO Communications MattioCuraleaf@Mattio.com SOURCE Curaleaf Holdings, Inc. https://ir.curaleaf.com/2026-04-30-Curaleaf-Announces-Date-of-Annual-and-Special-Shareholders-Meeting